Self-Certification of Financials

I, Cara Armstrong, being the CEO of The Baby Barista Company, a Corporation, hereby certify that:

(i) The accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2019 and December 31, 2020 and the related statements of income (deficit) and cash flows for the years ended December 31, 2019 and December 31, 2020 (collectively, the "Financial Statements"), are true and complete in all material respects; and

(ii) The financial information for The Baby Barista Company included in this form reflects accurately the information reported on the tax return for The Baby Barista Company for the fiscal year ending December 31, 2019 (most recently available as of the Date of this Form C). While the Company has not yet filed the tax return for the year ending December 31, 2020, any financial information in these Financial Statements accurately reflects the information that would be reported in such tax return.

Cara Armstrong
Signature

Cara Armstrong
Name

CEO
Title

April 9, 2021
Date

EXHIBIT A
Financial Statements

NOTE: the financial information herein certified by the principal executive officer of the issuer has been provided instead of financial statements reviewed by a public accountant that is independent of the issuer. This is in accordance with Regulation Crowdfunding Rule 201(bb).

THE BABY BARISTA COMPANY
BALANCE SHEET
MANAGEMENT PREPARED & UNAUDITED

| | As of: | |
	Dec. 31, 2019	Dec. 31, 2020
ASSETS		
CURRENT ASSETS		
Cash & Equivalents	$ 2,636	$ 979
Total Current Assets	2,636	979
OTHER ASSETS		
Patents in Process	42,726	42,726
Product Development	727,057	727,057
Trademark	3,635	3,635
Total Other Assets	$ 773,418	$ 773,419
TOTAL ASSETS	**$ 776,054**	**$ 774,398**
LIABILITIES & EQUITY		
CURRENT LIABILITIES		
Accounts Payable	106,365	110,541
Total Accounts Payable	106,365	110,541
OTHER LIABILITIES		
Shareholder Loan	81,745	81,745
Total Other Liabilities	81,745	81,745
TOTAL LIABILITIES	**$ 188,110**	**$ 192,286**
EQUITY		
Common Stock (Par = $0.001)	831	831
Series A Preferred Stock,	831,351	831,351
Net of Fundraising Expenses		
Retained Earnings	(160,164)	(244,238)
Net Income	(84,074)	(5,832)
TOTAL EQUITY	**$ 587,944**	**$ 582,112**
TOTAL LIABILITIES & EQUITY	**$ 776,054**	**$ 774,398**

NOTES:

As of December 31, 2020 there were $49,500 in fees billed that the Company disputes. These amounts are included in Accounts Payable.

THE BABY BARISTA COMPANY
INCOME STATEMENT
MANAGEMENT PREPARED & UNAUDITED

	Jan. 1, 2019 - Dec. 31, 2019	Jan. 1, 2020 - Dec. 31, 2020
INCOME[1]	$ -	$ 1,715
EXPENSE		
Bank Service Fee	-	21
Dues & Subscriptions	200	149
Marketing & Advertising	9,000	-
Meals & Entertainment	413	-
Office Supplies	740	592
Professional Fees	53,247	2,321
Software	1,260	1,230
Taxes & Licenses	1,650	1,650
Travel	14,246	1,585
Website Expenses	3,318	-
Total Operating Expense	$ 84,074	$ 7,547
Net Income	**$ (84,074)**	**$ (5,832)**

[1]The Baby Barista Company is pre-revenue. Any income shown on these Financial Statements is 'Other Income'

THE BABY BARISTA COMPANY
STATEMENT OF CASH FLOWS
MANAGEMENT PREPARED & UNAUDITED

	Jan. 1, 2019 - Dec. 31, 2019	Jan. 1, 2020 - Dec. 31, 2020
OPERATING ACTIVITIES		
Net Income	$ (84,074)	$ (5,832)
Adjustments to reconcile Net Income to net cash provided by operations:		
Accounts Payable	$ 61,661	$ 4,175
Prepaid Expenses	655	-
Shareholder Loan	30,000	-
Net cash provided by Operating Activities	**$ 8,242**	**$ (1,657)**
INVESTING ACTIVITIES		
Patents in Process	$ (5,765)	$ -
Trademark	(180)	-
Net cash provided by Investing Activities	**$ (5,945)**	**$ -**
Net cash increase for period	**$ 2,297**	**$ (1,657)**
Cash at beginning of period	$ 339	$ 2,636
Cash at end of period	**$ 2,636**	**$ 979**

THE BABY BARISTA COMPANY
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
MANAGEMENT PREPARED & UNAUDITED

| | Series A Preferred Stock | | Common Stock | | Accumulated | Total |
	Shares	Amount	Shares	Amount	Deficit	
Balance, December 31, 2018	198,327	$ 831,351	1,188,192	$ 831	$ (160,164)	$ 672,018
Net loss for the year	-	-	-	-	(84,074)	(84,074)
Balance December 31, 2019	198,327	$ 831,351	1,188,192	$ 831	$ (244,238)	$ 587,944
Net loss for the year	-	-	-	-	(5,832)	(5,832)
Balance December 31, 2020	198,327	$ 831,351	1,188,192	$ 831	$ (250,070)	$ 582,112